UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Name of Filing Person (Offeror))

Class B Common Stock, par value $0.01 per share
 (Titles of Classes of Securities)

372284208
 (CUSIP Numbers of Classes of Securities)

CLAUDE PUPKIN CHIEF EXECUTIVE OFFICER GENIE ENERGY LTD. 550 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. SCHWELL WIMPFHEIMER & ASSOCIATES LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$60,987,500	$6,989.17

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 8,750,000 shares of Genie Energy Ltd. (“Genie”) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), for 8,750,000 shares of Genie Series 2012-A Preferred Stock, par value $0.01 per share (“Preferred Stock”). The amount is estimated based upon the product of (a) $6.97, which is the average of the high and the low price per share of the Class B Common Stock on August 1, 2012, as reported on the New York Stock Exchange, and (b) 8,750,000, representing the number of shares offered to be exchanged.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 3 for Fiscal Year 2012, issued September 29, 2011, equals $114.60 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $6,989.17
Filing party: Genie Energy Ltd.
Form or registration No.: Schedule TO
Date filed: August 3, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 3, 2012 (as amended from time to time, the “Schedule TO”), as amended by Amendment No.1 to the Schedule TO filed on August 22, 2012, Amendment No.2 to the Schedule TO filed on August 27, 2012, Amendment No.3 to the Schedule TO filed on September 5, 2012, Amendment No. 4 filed on September 10, 2012, Amendment No. 5 filed on September 19, 2012 and Amendment No. 6 filed on October 11, 2012, which relates to the offer by Genie Energy Ltd., a Delaware corporation (together with its subsidiaries, “Genie” or the “Issuer”), to exchange (the “Exchange Offer”) up to 8,750,000 of its outstanding shares of its Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” ), on a one for one basis, for shares of newly-issued Series 2012-A Preferred Stock, par value $0.01 per share (the “Preferred Stock” ), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 2, 2012, as revised on August 21, 2012 and on September 19, 2012 (as revised, the “Revised Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”). A copy of the Revised Offer to Exchange is filed as Exhibit (a)(1)(G) to the Schedule TO. A copy of the Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 p.m., New York City time, on October 10, 2012.  American Stock Transfer and Trust Company LLC, the exchange agent for the Exchange Offer, has advised Genie that 1,604,591 shares of Class B Common Stock were validly tendered and not withdrawn, representing approximately 7.5% of the total outstanding shares of Class B Common Stock.

All shares that were validly tendered and not properly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer. The exchange agent promptly will issue the shares of Preferred Stock in exchange for the shares of Class B Common Stock accepted in the Exchange Offer.

As a result of the completion of the Exchange Offer, based on the final results, Genie will have 19,810,469 shares of Class B Common Stock and 1,604,591 shares of Preferred Stock outstanding as of the time immediately following the exchange of shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIE ENERGY LTD.
By:	/s/ Claude Pupkin
Name:	Claude Pupkin
Title:	Chief Executive Officer

Date: October 16, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 2, 2012.
(a)(1)(B)	Letter of Transmittal, dated August 2, 2012.
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 2, 2012.
(a)(1)(D)	Letter to Clients, dated August 2, 2012.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 2, 2012.
(a)(1)(F)	Revised Offer to Exchange, dated August 21, 2012.
(a)(1)(G)	Revised Offer to Exchange, dated September 19, 2012.
(a)(5)(A)	Press Release of Genie Energy Ltd., dated August 2, 2012.
(a)(5)(B)	Press Release of Genie Energy Ltd., dated August 21, 2012.
(a)(5)(C)	Press Release of Genie Energy Ltd., dated September 5, 2012.
(a)(5)(D)	Press Release of Genie Energy Ltd., dated September 19, 2012.
(a)(5)(E)	Press Release of Genie Energy Ltd., dated October 10, 2012.
(b)	Not applicable.
(d)(A)	Voting Agreement between Genie Energy Ltd. and Howard Jonas, dated August 24, 2012.
(d(B)	Amended and Restated Voting Agreement between Genie Energy Ltd. and Howard Jonas, dated September 5, 2012.
(g)	Not applicable.
(h)	Not applicable.